FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 30, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No   ☒

Press-release

Moscow, September 29, 2004  – Wimm-Bill-Dann Foods OJSC announces obtaining the license to export its dairy products to EU countries for the Lianozovo Dairy Plant in Moscow, Wimm-Bill-Dann’s leading production facility.

In March 2004 inspectors from the European Union’s Veterinary Services and the Russian Ministry of Agriculture carried out an audit of the Lianozovo Dairy Plant, including each stage of the dairy manufacturing chain.

In the course of obtaining the license, the manufacturing equipment, production and technological processes, quality control system and laboratory operations, raw materials supply chain and processing were inspected.

Similar audit aimed at obtaining an export license will be performed at the Tsaritsino Dairy Plant and the Baby Food Plant in the very near future.

The need to obtain the license arose from Wimm-Bill-Dann’s plans to expand its export capacity. The company is currently involved in negotiations with retail chains in Latvia, Lithuania and Germany regarding the possible supply of dairy products under Neo, Bio Max, Chudo, Domik v Derevne and Ginger Up brands.

- Ends -

For further enquiries contact:

Marina Kagan	Olga Motovilova
Wimm-Bill-Dann Foods OJSC	Wimm-Bill-Dann Foods OJSC
Yauzsky Boulevard, 16, Moscow	Yauzsky Boulevard, 16, Moscow
109028 Russia	109028 Russia
Phone: +7 095 733 9726/9727	Phone: +7 095 733 9726/9727
Mobile: + 7 095 762 2387	Fax: +7 095 733 9725
Fax: +7 095 733 9725	www.wbd.com
e-mail: kagan@wbd.ru	e-mail: motovilova@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 25 manufacturing facilities in 21 locations in Russia and the Commonwealth of Independent States (CIS), as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

In April 2004 Wimm–Bill–Dann was assigned the best in Russia rating of corporate governance by Standard&Poor’s at the level 7.6 (7+ according to the new scale, maximum 10). We were rated first best out of 45 firms in terms of transparency in the S&P survey of leading Russian companies dated September 2003, and were rated third best in the latest Brunswick UBS Warburg survey of corporate governance in Russia published at the same time.

Wimm-Bill-Dann was awarded best European Equity Deal of 2002 for its initial public offering by Euroweek and Institutional Investor magazines. In addition, the company received the Grand Prix for Best Overall Investor Relations among small and mid-cap companies at the First Annual IR Magazine Russia Awards held in 2004 and organized by IR Magazine and the Association of Investor Relations Professionals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Vladimir V. Preobrajensky
		Name:	Vladimir V. Preobrajensky
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	September 30, 2004